Exhibit 21.1

Subsidiaries of E-Waste Systems, Inc.

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business

E-Waste Systems (Ohio), Inc.	Ohio	E-Waste Systems (Ohio), Inc.

E-Waste Systems (UK) Ltd	England and Wales	E-Waste Systems (UK) Ltd